June 14, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Jenifer Gallagher, Staff Accountant
Division of Corporation Finance

Re:	Mead Johnson Nutrition Company
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 17, 2016
File No. 001-34251

Dear Ms. Gallagher:

As discussed in our conversation earlier today, Mead Johnson Nutrition Company (“MJN”) is in the process of preparing its response to the Securities and Exchange Commission Staff’s comment letter dated June 9, 2016. Per our conversation, MJN will respond to the Staff’s letter on or before July 11, 2016.

I appreciate your assistance in this matter. Please feel free to call me directly at 847-832-2436 with any questions regarding this letter.

Very truly yours,

/s/ Erin R. McQuade

Erin R. McQuade
Assistant General Counsel
Mead Johnson Nutrition Company

cc:    Brad Skinner, Senior Assistant Chief Accountant
Kim Calder, Assistant Chief Accountant
Michel Cup, Mead Johnson Nutrition Company
Patrick M. Sheller, Mead Johnson Nutrition Company